

investFeed is the world's first fully transparent and monetized social network where investors, analysts, and traders share and monetize financial insights, and leverage crowdsourced stock ratings to make better financial decisions.

Fully transparent, engaging, and simple to use, our platform tracks performance to help our members identify, subscribe to, and copy top-performing investors so they can make optimal investment decisions.



COMPANY PROFILE

Web: https://www.investfeed.com
Twitter: @investFeed
Industry: Social media, FinTech
Employees: 5
Founded: June 2014

CONTACT

Ronald V. Chernesky
ron@investfeed.com
w: +1.646.750.3115

FINANCIAL INFORMATION

Funding Stage:	Seed
Mo. Revenue:	$1,000+/-
Previous Capital:	$250,000
Monthly Burn Rate:	$12,000
Pre-Money Valuation	3,000,000
Capital Seeking:	$1,000,000

FUNDING

US$ 1,000,000

Investment

Development	(55%) $550K
Sales & Marketing	(30%) $300K
Operations	(15%) $150K

TEAM

Ronald Chernesky
Co-founder, CEO

- Serial FinTech entrepreneur; founder Thinking Alpha; co-founder darkpooltraders.com

- Over 10 years experience as a NYSE securities trader

- Former Head of Business Development at World Trade Finance Group

Andrew Freedman
Co-founder, CTO

- Full-stack web developer with over 10 years of financial technology experience

- Sr. web engineer, World Trade Finance Group

PROBLEM

Investors are saturated with **market predictions** but don't have an effective way to assess the **credibility** of the **investment ideas** that they receive.

Self-proclaimed investment gurus **hype** stocks but there is no way to **trust** that they **know** what they're talking about, or that they **invest** in the stock they promote.

OPPORTUNITY

- Financial markets are the one of the **best** tools for **wealth creation**, generating **returns** of about 10% a year over the past decade.
- 52% of Americans are currently not investing in the stock market: **lack of knowledge** and **lack of trust** in financial advisors are some of the leading obstacles.
- 55% of small cap companies have no or virtually no meaningful analyst coverage, but these stocks have **investors who have insights into them**.
- **Market news** tools are **costly** and **overwhelming** for non-corporate investors.

SOLUTION

Transparent web and mobile social trading network identifies top-performing investors and taps into their investment strategies in real-time, and at virtually no cost.
This **on-demand** marketplace helps users maximize earnings by letting them **identify**, **follow**, and **monitor top-performing** investors, **duplicate** their **moves**, while also giving them the **option** to **share** their own tactics for a **profit**.

TARGET MARKET

1. Professional and individual investors who want complete, reliable, and transparent market predictions

2. Finance students and potential investors who want to understand the market

3. Top-performing investors and finance media outlets looking for a publishing platform where they can showcase their track record, expand their reach, and monetize their insight

MARKETING STRATEGY

- **Word-of-mouth**: by servicing our current members with a high quality solution we receive frequent referrals; by developing a motivating referral program, we will incentivize our members to promote investFeed into their network further.
- **Community engagement**: Creation of market trends and daily conversations to assist users with what they can share on a certain day.
- **PR and Digital Marketing**: We will share our story, values, and offer through high-quality content (Press releases, articles, guest posts, videos, webinars) and promote it via 3rd-party media outlets frequented by our users; We will build relationships with FinTech influencers and collaborate on creative campaigns (takeover, video collaboration, beta access to new features, verified account privileges)
- **Guerilla marketing campaigns**: We will start actively promoting on university campuses in NYC and NJ.
- **Business Development**: We will diversify type of premium content to boost subscriptions; We will actively look for leading FinTech companies to offer integration solutions and develop alliances.

BUSINESS MODEL

- **On-demand Freemium service**: core service is free; investFeed takes 30 - 50% commission from premium subscription; sponsored advertising (featured users)

- **Additional Revenue stream**: media placement (platform, newsletter, mobile applications); premium content; fee from trades generated on and/or through investFeed; investor relations and sponsored stock; big data revenue

WHY INVEST?

- **Scale**: Easy scalable business with a proven concept ready to expand
- **Market**: Despite market changes, the number of investors keeps growing in the U.S. 80% investors now use social media as part of their workflow
- **Team:** Prior finance startup founders; complementary skills; similar drive and obsession for success
- Multiple additional revenue streams and partnership opportunities as we continue product integration

ACHIEVEMENTS

- Robust platform launched July 2015
- Nominated "Best Use of The Crowd Platform, 2015" by Benzinga FinTech Awards
- Traction: over 15,000 users since launch; 250+ daily users
- Generates revenue 2 weeks with virtually no marketing
- iOS and Android smartphone apps launched Jan 2015

COMPETITORS

Stocktwits is a social network for traders but it offers limited transparency (no performance stats, no position tracking) and doesn't offer top-performers the financial incentivize to share their insights.

Twitter shares similar flaws and is not investor-focused, which lowers the quality of the posts and makes it challenging to cut through the noise.

eToro, FX Trade, and Zulu Trade are foreign brokerage companies that provide social trading tools that allows an investor's Broker accounts to be executed automatically without ability to stop it.

Only Zulu Trade operates in the U.S.

ADVANTAGES

- **Full transparency:** investFeed reveals members performance and open positions so every user can determine the credibility, skills, and honesty of a shared market opinion.
- **Monetization:** Investors trade on information. investFeed encourages top-performing finance professionals to share their insights on the stocks they know best.
- **Not a broker-dealer:** Users don't have to credit or own a brokerage account to use our service
- **Full control:** investFeed lets users choose between automated and manual trading
- **Simple to use:** our platform was designed and developed for the optimal user experience

WHAT'S NEXT?

- **New investor features:** Market data, trading tools, and social networking features in respond to user demand
- **Partnerships:** Currently in active discussions with strategic partners with a global reach
- **Trading integration:** Integration with users brokers accounts
- **Features:** Complete market data, article/video publishing, social heat map, sentiment analysis, robo-advisory solutions for automatic portfolio management